                    SUMMARY OF SALIENT FACTS AND CONCLUSIONS

Type of Appraisal:                           Complete

Type of Report:                              Summary

Estate Appraised:                            Fee Simple

Effective Date of Appraisal:                 December 31, 2000

Owner:                                       Reeves Telecom Ltd. Partnership

Location                                     Boiling Spring Lakes

Improvements:                                Residential Subdivision

Zoning:                                      Varies

Highest and Best Use:                        Residential Development

Estimated Value:                             $1,650,000


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                              PART I - INTRODUCTION

TYPE OF APPRAISAL AND REPORT: This is a "Summary Appraisal Report" resulting from a "Complete Appraisal" as those terms are defined in the Uniform Standards of Professional Appraisal Practice, adopted by the Appraisal Standards Board.

ASSUMPTIONS AND LIMITING CONDITIONS: The basic limitation of any appraisal is that it is an opinion of value, and is therefore not a guarantee that a property will sell at exactly the appraised value. The market price may differ from the market value, depending on the motivation and knowledge of the buyer and/or the seller. The market price may therefore be either higher or lower than the market value. The market value assigned herein is the appraiser's opinion of the probable price obtainable in the market free of abnormal influences.

No responsibility is assumed for matters of legal nature, nor is any opinion on the title rendered. The title to the property is assumed to be fee simple.

Existing encumbrances are disregarded and the value assigned takes cognizance of the mortgage money market as of the date of the appraised value, except as otherwise specifically stated in the report. The value assigned herein contemplates competent and prudent management of the property.

Line drawings are believed to represent the conditions as they exist, but are not the product of engineers employed specifically for this appraisal. No responsibility is assumed for structural soundness, subsurface conditions, mineral deposits, or other matters of an engineering nature beyond reasonable conclusions based upon a visual inspection of the property.

Unless otherwise stated in this report, the existence of hazardous material, which may or may not be present on the property, was not observed by the appraiser. The appraiser has no knowledge of the existence of such materials on or in the property. The appraiser, however, is not qualified to detect such substances. The presence of substances such as asbestos, urea-formaldehyde foam insulation, or other potentially hazardous materials may affect the value of the property. The value estimated is predicated on the assumption that there is no such material on or in the property that would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

Unless otherwise stated in this report, the subject property is appraised without a specific compliance survey having been conducted to determine if the property is or is not in conformance with the requirements of the Americans with Disabilities Act. The presence of architectural and communications barriers that are structural in nature that would restrict access by disabled individuals may adversely affect the property's value, marketability, or utility.

Information furnished by others has been confirmed within reasonable limits and is believed to be correct, but cannot be unconditionally guaranteed.

Possession of this report, or copies thereof, does not oblige the appraiser to testify before any court, commission, or other body without additional compensation. Without the specific written


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
consent of the appraiser, this report may not be reproduced in whole or in part, nor used in court; nor may it be used by anyone other than the addressee for any purpose. The original copies of this report are printed on blue lined stationary and have original photographs. The appraiser is not responsible for unauthorized copies of this document.

By accepting this report, the recipient agrees that it will not be quoted out of context, and that values assigned herein will not be used as fractional appraisals or in summation with any other appraisal.

Disclosure of the contents of this appraisal report, and review thereof, is governed by the Bylaws and Regulations of the Appraisal Institute.

Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which he is connected, or any reference to the Appraisal Institute or to the MAI designation) shall be disseminated to the public through advertising media, public relations media, news media, sales media, or any other public means of communication without the prior written consent and approval of the appraiser.

PURPOSE, USE AND INTENDED USER OF THE APPRAISAL: The purpose of the appraisal is to estimate the current market value of the property of Reeves Telecom Limited Partnership, located at Boiling Spring Lakes, North Carolina, essentially comprising the unsold portion of the community, more specifically described herein.

The use of the appraisal is understood to be to assist the owner in asset management decisions. The intended user of the appraisal is the client, Reeves Telecom, and its agents at its discretion.

PROPERTY RIGHTS APPRAISED: The estate appraised is the fee simple interest in the real property.

DEFINITION OF MARKET VALUE: The definition of market value used herein is that of the Uniform Standards of Professional Appraisal Practice of the Appraisal Standards Board, which is as follows: The most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller, each acting prudently, knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

a.       buyer and seller are typically motivated;

b. both parties are well informed or well advised, and each acting in what he considers his own best interest;

c.       a reasonable time is allowed for exposure in the open market;

d. payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

e. the price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.



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
EFFECTIVE DATE OF APPRAISAL: The effective date of the appraisal is December 31, 2000.

SUMMARY OF APPRAISAL PROBLEM: The appraisal problem is to estimate the market value of the unsold portions of Boiling Spring Lakes, a development begun more than 35 years ago, which has become an incorporated town. The assets remaining to be sold include 1,295 platted lots, most of which are not suited for building due to soil conditions, four undeveloped tracts, a golf course, a single-family residence built for speculation and a sales office building.

The value is best indicated through a discounted cash flow to be derived from the sale of these assets.

The majority of the infrastructure and amenities other than the golf course, including the streets, lakes and a small water distribution system, have been taken over by the government, minimizing the holding costs for the developer.

The subdivision and the resulting town were developed on a modest scale, but are reasonably attractive. New homes continue to be constructed on lots that have been sold in the past, and there is an active resale market for both lots and houses. Until June 1993, the developer had not actively marketed its lots for more than ten years, however, and the sales effort to date is much less than full-scale. Consequently, it is difficult to predict the results of an aggressive marketing effort and the cash flow from these sales.




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
                             PART II - FACTUAL DATA

LEGAL DESCRIPTION OF THE SUBJECT PROPERTY: The subject property comprises many diverse tracts as described below. It is not feasible to include legal descriptions of the whole. The property appraised herein is intended to include all of the remaining assets of Reeves Telecom Limited Partnership in the town of Boiling Spring Lakes, North Carolina.

INSPECTION OF THE PROPERTY: The subject property was inspected on January 16, 2001.

DESCRIPTION OF THE COMMUNITY: The community is the greater Wilmington area, which includes New Hanover, Pender and Brunswick counties. It is located in southeastern North Carolina, bounded on the east and south by the Atlantic Ocean. The three counties have a land area of 1,941 square miles, and had a combined population of 265,376 in 1995.

The greater Wilmington area has seen enormous growth in the past decade, both in population and economic development. Because of its coastal location and its proximity to the Gulf Stream, the community has a mild climate that encourages the growth of resort developments and recreational industries. Average annual rainfall is 51.29 inches. Building construction is possible throughout the year. The moderate climate and recreational facilities also encourage growth in the already substantial retirement community. The number of retirees in New Hanover County is expected to double from approximately 15,000 in 1990 to over 30,000 retirees in 2020.

The populations for the three counties have grown steadily since 1990, and are projected to continue through 2020. Wilmington has a population of 61,000. Below are figures compiled by the state of North Carolina.

                              1990           1995           2000           2020
                            -------        -------        -------        -------
New Hanover County          120,000        138,000        147,000        160,000
Pender County                28,000         33,000         26,000         58,000
Brunswick County             51,000         59,000         66,500         85,000

Except for the beach areas, Pender and Brunswick counties are rural, and increasingly function as bedroom communities for Wilmington and New Hanover County, which provide major consumer products and services for all three counties.

The community is basically a communication center, with strong economic support from diversified manufacturing and a substantial tourist trade. Of the total labor force of 72,500 in New Hanover County, approximately 15% are in manufacturing, 7% in retail, 6% in construction and 8.5% in education. Per capita income in the county is more than $26,000.

In recent years, many new companies have located within the area. There are some 250 manufacturing establishments, 40% of which employ 20 or more people; 14% employ more than 100. Manufactured products include textiles, fertilizer, electronic components, nuclear fuel, industrial equipment, lumber and packaging materials, aircraft engines and synthetic fibers.



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
The largest industrial employers in the greater Wilmington area include:

Company                                 Product                       Employees
Corning, Inc.                           Optical Fiber                  1,700
General Electric                        Nuclear Fuel Rods              1,247
Carolina Power & Light                  Electric Utility               1,200
        (Southport)
International Paper                     Pulp and Paper                 1,155
General Electric                        Aircraft Engines               1,000
Hoechst Celanese                        Chemicals                        725
AAI                                     Pharmaceutical products          500
Bedford Fair industries                 Women's Apparel                  400
                                             (Mail Order)
Louisiana-Pacific                       Laminated Veneer Lumber          300
Interroll Corporation                   Conveyor Components              275
Carolina Power & Light                  Electric Utility                 250
        (Wilmington)
International Paper                     Paperboard Cartons               250
        (Carton Division)
Leslie-Locke                            Home Building Products           240
Occidental Chemical Corporation         Chemicals                        215
Port of Wilmington                      Shipping                         206
Takeda                                  Vitamins                         200

The retail sector in Wilmington's economic base is very strong. Retail sales for New Hanover County rank 7th in North Carolina, while the county is 12th in population. In the three county region, retail sales demonstrated an average annual growth rate of more than 10% in the mid 1990's, but slowed beginning in
199. For the year ending July 2000, sales were up 7% in Brunswick County to $80 million and down slightly in Pender County to $238 million. Retail sales in New Hanover County were $3 billion in 1999-2000.

The employment rate remained high in 1999, even after the work of rebuilding after the hurricane season was finished. In June 2000, Brunswick County's unemployment rate was 4.4%, New Hanover's was 3.7% and Pender County's was 4.8%. The jobless rate in the region is forecast to average 4.4% in 2000.

Tourism is another major source of employment and revenue for the greater Wilmington area. Primary tourist attractions are the summer resorts of Wrightsville and Carolina Beaches, Bald Head Island, the U.S.S. North Carolina Battleship Memorial, Wilmington's historic district, and Orton and Airlie Gardens. New Hanover County ranks 7th in the state among travel and tourism revenues, with more than $270 million spent annually. The New Hanover Convention and Visitors Bureau estimates that roughly 10,000 of the jobs in New Hanover County are directly or indirectly travel-related positions.

Wilmington is the principal deep-water port serving North Carolina and portions of South Carolina. The North Carolina State Ports is headquartered in Wilmington. It manages the ports in Wilmington and Morehead City as well as inland terminals in Charlotte and Greensboro. The port handles petroleum products imported for distribution through North and South Carolina, and other bulk cargoes, principally fertilizer materials. Package goods are, for the most part, handled by the


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State Ports terminal, with emphasis on the expanding container cargo activity.
Other shippers handle primarily bulk cargo. For 1999, state port tonnage was
2.36 million tons, on 445 ships, an increase of 9.2% over the previous year. Principal imports were chemicals and metal products; exports were woodpulp, woodchips and chemicals.

The area is easily accessible by a variety of transportation facilities and highways. I-40, which links Wilmington to Raleigh and points west, opened in 1990. Areas of the county that are most affected by this new highway experienced a significant increase in development. New Hanover County International Airport offers daily flights on USAirways and Atlantic Southeast Airlines (Delta Connection) to Atlanta, Charlotte and Raleigh, where connecting flights are available to other destinations. While there is no train passenger service to Wilmington, CSX Transportation provides rail freight service. Greyhound and Trailways Coach Lines provide interstate bus service. In addition to I-40, the area is served by U.S. Hwys. #17, #74, #76, #117, and #421, and N.C. Hwys. #87, #130, #132, #133, and #211.

The area is served by one daily and four weekly newspapers, four television and several radio stations, as well as cable television service. Public schools are considered good and are augmented by Cape Fear Community College in Wilmington, Southeast Community College in Brunswick County, and the University of North Carolina at Wilmington, with about 8,500 students. UNCW is the fastest growing campus in the university system, with over 1,100 employees and a budget of $100 million. Four hospitals with more than 1,000 beds serve the region, the principal one being New Hanover Regional Medical Center in Wilmington.

The development of the motion picture production industry in Wilmington has been a factor in the local economy since 1982, when Dino DeLaurentis established the first film studio. This industry is a major contributor to the economy, although there has been a steady decline in film revenue since 1996. Screen Gems operates the largest studio in Wilmington, but there are smaller independent soundstages as well. In 1998, the North Carolina Film Office reported direct spending related to film production of $154 million in Wilmington. In 1999, Wilmington area film activity dropped 42% to $89 million. This decline is due in part to more film production going to Canada.

In conclusion, growth in the area, which had been very strong, began to slow in late 1999 and this trend continued in 2000. The growth rate for 2000 was 3.5%, down from the 1999 rate of 6%. The forecast for the next twelve months by the Cameron School of Business at UNCW indicates that local economic growth will continue, but at a lower rate than in the previous ten years.

Brunswick is North Carolina's seventh largest county, and one of the state's fastest growing, encompassing 856 square miles. It boasts approximately 45 miles of frontage along the Cape Fear River and over 30 miles of beaches along its southern border with the Atlantic Ocean/Atlantic Intracoastal Waterway, extending from Bald Head Island and Southport on the east to Sunset Beach and Calabash on the west.

Over the past ten years the Brunswick County population has increased primarily in the beach communities, with some municipal areas showing minimal, if any, growth. Approximately 70% of the Brunswick County population live in unincorporated areas.


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Once a county almost totally rural in character and economy, its economy is now diversified with a growing industrial base, which includes the U.S. Army's Sunny Point Military Ocean Terminal, Carolina Power & Light, DuPont, and ADM and an industrial park in the northeastern part of the county. Tourism, the motion picture industry and a growing retiree population provide substantial positive economic impacts.

Brunswick County has a distinct summer vacation and tourist seasonal population, essentially May through September, with the Fourth of July holiday being the peak visitation period. During this period, the county population reaches approximately 175,000, and remains at a high level from mid-may to early September. The county ranks 14th in the state in travel dollars spent, approximately $240 million in 1999.

Brunswick County is included in the Wilmington Standard Metropolitan Statistical Area (SMSA), which was ranked 12th nationally with a population growth of 13.1% since the 1990 census, and is closely linked with the city of Wilmington and New Hanover county. Brunswick County residents have convenient access to the New Hanover communications and transportation facilities.

Brunswick County residents are served by Brunswick Community College in Supply, and Cape Fear Community College and the University of North Carolina at Wilmington, both in New Hanover County. Two hospitals are within the county - the Brunswick Hospital in Supply, and Dosher Memorial Hospital in Southport.

Although not in direct competition with the subject property, several large well-planned residential subdivisions have been successfully developed in the general area in recent years, attesting to the increase in demand in the area. The oldest of these, and the most similar in price, is River Run Plantation. This is a subdivision of approximately 560 lots lying on the Lockwood Folly River west of NCSR #1112. This development was begun in 1980 and is a single-family residential subdivision with areas dedicated to both manufactured housing and conventional homes. All of the lots are developed, most with underground electrical and telephone utilities. Water and sewer are not provided. Amenities include access to the waterfront, with boat ramp, a private recreational area, and a clubhouse with pool and tennis courts.

Almost all of the lots have been sold (owner provided 10%, ten year financing) and many homes have been built. Current prices range from $13,500 for interior singlewide mobile home lots to more than $100,000 for the best riverfront locations. Recent sales of riverfront lots have ranged from $116,000 to $125,000. Lot sale for 1995 - 1998 averaged 35 per year. In 1999, 24 lots were sold, and 16 lots were sold through September of 2000. The developer has stated in the past that the location necessitated "high pressure" sales techniques which resulted in very high promotion and sales expense. Consequently, the net sales receipts were below apparent levels, and profits did not meet expectations. He cited the location as being the most difficult obstacle to sales, but newer development in the area suggests that this situation is improving.

St. James Plantation is a 2,100 acre development offering waterfront and interior lots. Amenities include private beach club, a tennis and swimming complex, and a 14-acre waterway park. The project features "The Gauntlet", an 18 hole championship golf course designed by Pete Dye, "Members Club" a course designed by Hale Irwin, and a full-service country club with clubhouse, restaurant and bar. The course expanded to 54 holes in 1998, with the addition of the 18 hole




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
"Players Club". Residential uses within St. James include single-family detached dwellings, patio homes, and townhouses, as well as condominiums. Prices for interior lots begin at around $50,000, with golf course and waterfront site ranging upward above $300,000. Improved properties range from $120,000 to well over $500,000.

Arbor Creek is a smaller related project adjacent to St. James, with no golf course or water frontage. Amenities include a clubhouse with exercise room, swimming pool, two tennis courts, putting green and a fishing pond. Lots range from the high $20,000's to the mid-$30,000's, while improved properties range from $100,000 to $200,000. Lot sales in St. James/Arbor Creek averaged approximately 400 per year during 1997-1999, falling to less than 160 through September of 2000.

Winding River is a newly developed project located approximately 12 miles west of Southport, just south of Supply. It is a golf community featuring a course designed by Fred Couples, as well as a marina on the Lockwood Folly River. Lots within this project begin in the $30,000 range with golf course and marsh view lots ranging up to $100,000 in price. The project also has condominiums in the $130,000 price range. Over 150 lots were sold in 1997, and approximately 200 per year during 1997 to 1999, falling to 120 through September of 2000.

Sales activity outside of the organized developments is erratic. Brunswick County is known for its high proportion of mobile home parks. Multi-family development is not common in the county.

DESCRIPTION OF THE NEIGHBORHOOD: The subject neighborhood is construed to be the corporate limits of the town of Boiling Spring Lakes, as reflected by the map appended hereto. This is a combination retirement and resort community originally developed by Reeves Telecom Corporation and first marketed in 1961, with a current population of 2,273.

Physical development of the subject property has consisted primarily of the cutting, grading and stabilizing of roads, and staking and plotting of lots. The total road net consists of 113 miles, of which 39.5 miles are hard-surfaced. The remainder is stabilized with gravel, soil or stone. Additional streets are platted but are not improved, or are trafficable only by four-wheel drive vehicles. Other development includes the stabilization of lakes by the erection of dams and spillways, the development of an 18-hole golf course served by a clubhouse, and sales and administration buildings. The lakes and golf course provide many attractive homesites, but the inventory of lots ranges to 10 acre woodsland tracts, as well as smaller interior lots, many of which are designated for mobile home use.

The town management estimates that there are over 2,000 dwellings, including 450 mobile homes. Most of the dwellings are occupied year-round and range from modest frame to very good quality brick veneer dwellings. The mobile homes are, in some instances, occupied seasonally for recreational purposes. The slow population growth can be explained, to some extent, by the sales program, which included medium term financing and attracted many future retirees, not desirous of building soon after their purchase. Building and mobile home permits for the previous six years are shown as follows.


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

                                         Building                Mobile Home
         1995                               35                     22
         1996                               54                     29
         1997                               68                     27
         1998-99                            93                     31
         1999-00                            89                     25
         last -1/2 2000                     33                     10

The data indicate a strong upward trend in the number of houses constructed over the past three years. The quality of new homes is also higher than the average in the community, and in some areas the new construction is significantly superior to even nearby dwellings, increasing the quality and desirability of existing neighborhoods and indicating a level of confidence in the community by new residents.

The town is incorporated and is governed by a mayor and council, separate and apart from the development operation. The town maintains the streets and provides police protection and trash and garbage removal. Fire protection is provided by the Boiling Spring Lakes volunteer fire department. Electricity and telephone are generally available throughout the town. The Brunswick County Utilities Department provides community water service to a small area near the center of the development. No public sewerage is available, although the developer has recently installed a small community septic system that serves seven commercial lots along Highway #87 in the center of town.

Primary schools are available in Bolivia and Southport, each approximately eight miles from the town. Middle and high schools are located within the town. Shopping is limited to convenience goods, with a better selection available in Southport; full-service shopping is available in Wilmington.

The developer transferred title to the major lake to a homeowners' association, which subsequently transferred it to the town in 1981. Title to most of the remaining lakes was transferred to the city in 1995. Many of the lakes have at least one public access point. The homeowner's association is separate from both the developer and the town government. It is a voluntary association in which the developer has no control.

PROPERTY DATA - SITE: The main property consists of approximately 475 acres of undeveloped land, some 1,295 unsold plotted lots, both recorded and unrecorded, 250 acres designated for commercial use, a sales office, a single-family residence recently built on speculation and the golf course and clubhouse, which comprise 162.87 acres.

The topography of the area is generally level. The soil is described as pocosin land, interspersed with sandy ridges. Predominate soil types include Murville, Leon, Leon Urban Complex, Kureb, Mandarin sands and Dorovan and Croatan mucks. In general, the Kureb, Leon and Mandarin sands are found in the higher elevations and ridges, the Dorovan and Croatan soils are found in depressions and stream flood planes, and the Murville sands are scattered throughout in lower areas and in transition areas between the sands and mucks.

Murville soil is described as a very poorly drained soil, with slow run-off and rapid permeability in the upper layer, but a seasonal high water table at or near the surface six months out of the year unless artificially drained. When drained, this soil has good potential for most uses.



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
The Leon soil is similar to the Murville.

Leon urban land complex is described as areas of Leon soils and urban land too small and too intermingled to be mapped separately. The urban land consists of areas where the original soil have been cut, filled, graded, or paved, so that most soil properties have been altered to the extent that a soil series is not recognized.

Kureb soil is described as excessively drained sandy soil found in undulating sand hill areas. This is a very sandy soil with slow surface run-off and rapid permeability. The available water capacity is low; seepage is rapid. Natural vegetation is sparse, including blackjack oak and some long leaf pine. The soil is suited to most urban uses, although lawns and shrubs are difficult to establish and maintain because of the droughtiness. The soil requires frequent irrigation and fertilization. The poor filtration characteristics can be a limitation to the use of septic tanks.

Mandarin soil is somewhat poorly drained, with moderate permeability and a seasonal high water table from 1.5' to 3.5' below the surface for six months of the year, unless artificially drained.

Dorovan soil is described as very poorly drained soil found on low flood plains of fresh water streams. It is an organic soil with slow surface run-off, moderate permeability, but seasonal high water table at or near the surface, with ponding and frequent flooding during wet periods. This soil is generally not suited for residential or recreational development because of wetness and flooding, as well as its low load-bearing capacity.

Croatan muck is a very poorly drained soil with high organic content found in depressions and stream flood planes. They are generally not suitable for any development due to low load-bearing capacity, very slow permeability, and high water table and potential of flooding.

Drainage ranges from very good in the higher sandy elevations, specifically in the vicinity of the lake, to poor to very poor in the lower and more level areas.

There is a fair cover of pond pine and loblolly pine. The quality of the soil for sylviculture is relatively poor, although with drainage it could be expected to improve. Current regulations allow drainage of wetlands to improve timber growth, but not for residential development; however, the cost of a drainage program for forest management would probably not prove economically feasible. It is noted that adjacent owners with the same class of land, including paper companies, have not seen fit to initiate any substantial drainage program. The higher sandy elevations additionally have a cover of scrub or blackjack oak. The lower elevations have a cover of underbrush.

The town limits formerly coincided with the perimeter of the subject property, but the sale of 3,483 acres to the Nature Conservancy in July 2000 significantly reduced the area owned by Reeves, and its property is now concentrated in the central and eastern portions of the town. The extreme city limits cover a distance from east to west of some six miles, and seven miles from north to south, in a very irregular shape.

Near the eastern boundary, the town is traversed from north to south by the Sunny Point Railroad, a government owned facility serving the U.S. Army Sunny Point Ammunition Terminal to the south. Near the center, the town is traversed northwest to southeast by N.C. Hwy. #87 and the southeastern corner of the property fronts on N.C. Hwy. #133. Near the center of the town, and extending southwest to northeast, is Boiling Spring Lake, with large tributary lakes extending northwestwardly therefrom. Numerous smaller lakes are scattered primarily in the eastern and southern portions of the town. Reference is again made to the attached map. Public access is available to most of the lakes.

The undeveloped 475 acres comprise three irregular shaped tracts within the town, indicated by number on the attached map.

The first tract contains 35 acres lying west of NC Highway #87 and north of West Boiling Spring Road. This tract is zoned for commercial use, and is separated from Highway #87 by the town's maintenance yard and a cellular telephone tower. Because of it location it has no commercial potential and is probably best suited for residential purposes, despite the adjacent uses or an expansion of the adjacent service uses. Access to Boiling Spring Road is available near the western end and, an expansion of the residential uses along this street is a possibility. However, the soils on this tract are not suited for development with septic tanks and any development would have to be postponed until sewer service is available. It is doubtful that the value of residential lots in this area would justify the extension of sewer. This tract appears to be best suited for speculation, pending a demand for the expansion of the adjacent commercial uses. As noted below, the supply of commercial land in the community far exceeds the demand anticipated for the foreseeable future, an d the value of this tract is considered to be nominal for the near term.

Tract two is an irregular shaped tract containing approximately 25 acre lying south of Drayton Rd. and east of Revere, north of North Lake. As the tract adjoins developed areas, an extension of the existing development is appropriate for this tract. Management believes that due to the poor soil conditions this tract is best developed with five acre lots to ensure septic tank suitability. Development costs would be minimal, as the tract fronts on existing roads.

Tract three is a 283-acre tract that is downstream of the dam south and east of Sections 2, 3 and 14. Although it has some good soils, the topography is very irregular, and, although it is adjacent to Sections 3 and 14, expansion into this area is not feasible. At one time, plans showed a proposed lake on this tract upon which portions of Section 14 would front, but this is no longer planned. The value of this tract is nominal due to the limitations of use.

Tract four is the remainder of a tract that has been partially developed into the second nine holes of the golf course, with surrounding residential lots. One hundred seventy-two lots were platted from this tract. Approximately one-half of the lots front on the golf course and some front on small lakes. Another 65 lots can be developed with minimal expense from areas that front on paved streets, including Nicklaus Road, South Shore Drive, and an unnamed cul-de-sac. Within this tract, 130 acres remain available for development, within which streets have been cleared and some grading completed. The tract will produce approximately 250 lots to be added to section 72, many of which will front on the golf course.

The soils in most of this tract are superior to the developed portions. It is equivalent or superior to most of the developed portion in topography. Access is available along most of the boundaries.

The property designated for commercial use consists of seven tracts totaling approximately 250 acres. These tracts front a total of 22,000' on N.C. Hwy. #87 for most of its route through the town.

The foregoing descriptions were scaled from various maps, and areas are as described by the management or as calculated from the maps and descriptions furnished to the appraiser. The tracts have not been surveyed and the areas and distances cited herein are subject to revision, which could affect the value estimate.

The platted lots are located throughout the development. Approximately two-thirds of the original holdings have been plotted for residential subdivision. Although many of these plats have not been recorded, the development is substantially committed to the subdivision plan, as lots have been sold therefrom, albeit described in some cases by metes and bounds. Some 1,684 lots, totaling 1,436 acres were sold to the Nature Conservancy in September 2000, almost all of which were not buildable due to soil conditions.

The residential subdivision plan is in three broad categories. The first, individual homesites, ranging from 10,000 sq.ft. to 25,000 sq.ft. in area; secondly, similar size lots are dedicated through use and zoning as sites for mobile homes; and thirdly, subdivision into small "timber tracts" and "ranches," being plots of five to ten acres each. Good utilization of the amenities afforded by the lakes and golf course has been incorporated in the design.

In some areas, the dedicated streets are not improved. For most part, these are areas in which the lots are not buildable under current health department regulations, as discussed below, and include those areas that were sold to the Nature Conservancy.

An inventory of available lots, both buildable and unbuildable, is included in the estimate of value that follows.

PROPERTY DATA - IMPROVEMENTS: The improvements on the appraised property include the golf course and five buildings, including the clubhouse, a shop building and a cart shed on the golf course, a single-family residence and an office building, all described in more detail below.

The golf course comprises 18 holes of good design in good, playable condition located on 162.87 acres in the east central portion of the town. This facility is served by a clubhouse containing 5,535 sq.ft. in the heated area, 144 sq.ft. of storage space, 444 sq.ft. of porch, and 413 sq.ft. of canopy. Except for the storage room, which is of frame construction, the specifications include concrete slab foundation with exterior walls of painted cement block, and built up tar, felt and gravel roof. The interior is subdivided into a lobby, restaurant/bar, pro shop, locker room, shower and restroom for men, locker, shower and restroom for women, kitchen, pantry, equipment room and storage rooms. The interior walls are painted block and prefinished plywood; ceilings are painted sheetrock and acoustical tile. The building is centrally heated and air-conditioned. Lighting is by fluorescent tubes. An open deck extends across the north side, overlooking the lake. Workmanship, materials and maintenance are good. The effective age of the structure is estimated at 20 years; the future useful life is estimated at 20 years.

The building has had periods of limited use, during which some maintenance was postponed. The restaurant portion is now operated daily, as well as the clubhouse and pro shop, and the building is in generally good condition. The building is in generally good condition. The roof is six years old. The interior decoration is good in the dining areas, fair to good in the locker rooms. A paved parking lot and driveway serve the building and the site is attractively landscaped. The club is deemed adequate for the present resident membership of approximately 250.

Adjacent to the clubhouse is a frame shed, containing 3,582 sq.ft., used for the storage of golf carts. The building has a metal roof on wood post and frame construction, with concrete floor and vinyl siding walls with three overhead doors. It is served by electricity, which recharges the carts while stored. It is in good condition.

Also present is a pre-engineered steel maintenance building with greens keeper's office, containing 4,000 sq.ft. The building has concrete floors and enameled metal walls and roof. The interior is subdivided into a shop, an office, two restrooms and a storage room. The shop is served by two overhead metal doors. The building was constructed five years ago and is in good condition.

Other improvements on the golf course include paved cart paths, an irrigation system with pump houses, and sprinklers on greens and some fairways.

The golf course and associated buildings are under contract of sale as discussed in the history of the property.

Also present on the property is the general office building and related storage building. The general office building is a one-story brick veneer structure containing 1,269 sq.ft., on cement block foundation, with face brick exterior walls and composition shingle roof. The interior is subdivided into a reception area, four offices, kitchen, storage room, utility room and a restroom. The interior finish includes carpeted floors, except for vinyl in the kitchen, storage room and utility room, prefinished plywood walls and textured painted sheetrock ceilings. Lighting is by fluorescent tubes. Plumbing includes one toilet, one lavatory, a kitchen sink and electric water heater. Heating and air conditioning are by a heat pump. Workmanship and materials are good; maintenance has been good. The building is 25 years old. There were no significant items of deferred maintenance noted. The effective age is estimated at 15 years; the future useful life is estimated more than 20 years.

To the rear of this building is a one-story frame storage building containing 216 sq.ft. This building has a concrete slab foundation, exterior walls are painted Masonite siding, and the roof is composition shingle. The interior finish includes concrete floors and unfinished walls and ceilings. The building appears to be in good condition.

Serving these buildings is a parking area containing approximately 3,500 sq.ft., paved with asphalt.

The home to be appraised is located at #870 Boros Drive (lot 131, section 72), and is a one-story frame dwelling containing 1,648 sq.ft. on cement block foundation with vinyl siding and composition shingle roof, equipped with gutters and downspouts. The interior is subdivided into a living room/dining room combination, kitchen, three bedrooms and two baths. The interior finish includes carpet and vinyl floors, and painted Sheetrock walls and ceiling. Plumbing includes two toilets, three lavatories, two tubs (one with shower), a stall shower, a kitchen sink, washer connections, a water heater, and well pump and septic tank. Electrical service is good and includes a drier connection. Heating and air conditioning are by a heat pump, supplemented by ceiling fans. A two-car garage with automatic door is attached to the west side; a covered porch containing approximately 160 sq.ft. is attached to the front. A deck containing 296 sq.ft. is located in the rear. The driveway is paved with gravel. The home was built in 1996 and is currently rented. This is one of five "spec house" that were built by the developer to stimulate sales of nearby lots. The other four homes were all sold quickly.

ASSESSED VALUE AND ANNUAL TAX LOAD: The subject property is assessed for taxes in a multitude of parcels, with a total assessment approximating $8,400,000. The assessment theoretically reflects 100% of market value as of January 1, 1999. The 2000 Brunswick County tax rate was $.565 per $100 of assessment; the town rate was $.25, for a total of $0.815. The annual tax load on the subject properties over the past several years is as follows:

                  1995                                $36,574
                  1996                                $40,636
                  1997                                $39,501
                  1998                                $41,691
                  1999                                $38,387
                  2000                                $65,808

The tax load is burdensome, and higher than that of similar developments. This is because the lots are assessed individually at their market value, with no significant discount for the fact that they are all owned by the same owner. Consequently, the total is larger than would be found in a subdivision in which most of the lots are yet to be developed. Efforts to obtain relief have met with only limited success, due to the limitations imposed by the state law under which the taxes are levied.

The sale to the Nature Conservancy and the proposed sale of the golf course will reduce the assessment by $1,500,000 and $2,500,000 respectively during the next year. This will reduce the assessment to approximately $4,400,000, which will reduce the tax load to approximately $36,000.

HISTORY OF THE DEVELOPMENT: Following its inception in the early 1960's, the property was intensely marketed for approximately 15 years, during which time approximately 8,100 lots were sold, typically on a land contract basis, with a small down payment and modest monthly payments for ten years. A high percentage of the contracts were carried to completion. Deeds have been transferred at roughly the following schedule: Before 1970 - 300 lots; 1970-1980 - 2,027 lots; and 1981 - 440 lots. The land contract method of sale and financing was discontinued in 1982 and the current practice is to sell the lots for cash with financing from third party sources. None of the old contracts remain in force. An analysis of the available information reflects a history of sales, as follows:

 Year           Lots        Gross Sales        Average Price/Lot
 -------       -----        -----------        -----------------
 1973          1,000        $ 1,440,000             $ 1,440
 1974            520            900,000               1,700
 1975            450          1,436,000               3,200
 1976-79         103            320,900               4,600
 1980-89          34                N/A                  N/A (est @ $7-$9M+/-)
 1990              7             91,750              13,100
 1991              5             54,112              10,800
 1992              3             11,970               4,000
 1993             15            115,800               7,700
 1994             46            384,800               8,400
 1995             32            182,858               5,700
 1996             50            385,079               7,700
 1997             57            327,684               5,700
 1998             53            316,464               6,000
 1999             71            442,543               6,200
 1998             57            449,535               7,900

As the data illustrate, the volume of lot sales was very high during the period 1961 - 1975, during which time the property was heavily promoted. The diminished volume in 1976 was attributed at the time to a combination of factors, including an intense sales effort in 1975, felt to have enticed buyers who would perhaps have been likely to purchase in 1976, compounded by a sharp reduction in advertising and promotion in 1976. Other factors noted included a reorganization of the sales force, highway construction that obscured access from the major U.S. Hwy. #17, and a substantial price increase.

The lack of significant sales volume since 1976 is the result of several factors. Government restricted the sale of lots in 1977 pending a satisfactory HUD report. This was followed by engineering problems that caused the main lake to drain. This problem was a severe handicap to the sales program as well as a substantial unanticipated expense. The dam was repaired and the lake refilled. During this period, however, the ownership of the property was reorganized.

The goal of the new owner was to sell the property as a whole, rather than to sell individual lots, and they were not actively marketed for more than 10 years. During this period, the town took over ownership of the streets, the parks and some of the lakes, significantly reducing the maintenance and holding expense to the owner. There were virtually no sales of lots from the development for more than ten years, while attempts were made to market the whole. There were, however, a few transfers of commercial tracts, the sale of 26 acres to a builder and the sale of two former sales offices. Meanwhile, resales of non-company lots continued, as discussed in more detail in the estimate of value. Also during this period, the second nine holes of the golf course were built, and additional lots developed adjacent thereto. This action has helped to balance the inventory of available lots, as most of the higher priced lots around the major lake had been sold.

Administrative and maintenance staffs were kept intact, at least at skeleton levels for some time, but when sales were suspended and the maintenance demands diminished, the staff was reduced to a manager and one assistant. This is the current level, except for the golf course staff. Resumption of an active sales campaign would require the organization of a new staff.

The golf course has been operated under a variety of formats. For the past two years, the owner has operated the club and the restaurant in the clubhouse. The golf course operation is a less than break-even one for the owner (see attached financial reports), but it does continue to provide an amenity to facilitate lot sales, and, as such, is an asset to the development as a whole.

The golf course is under contract of sale to WW Golf & Services, LLC, for $862,500. The sale is anticipated to close within a few months as soon as some minor details are resolved concerning an underground fuel tank. The terms of the sale include a down payment of $150,000 and a purchase money deed of trust for the $712,500 balance at 9.50%, amortized for 20 years with a three-year call. Payment under the terms of the note call for monthly payments of principal and interest totaling $76,697.16 per annum for three years, followed by a balloon of $671,000.86 at the end of three years.

ZONING: The property is zoned by the town with a variety of classifications, which generally conform to the original planning concept. Reference is made to the accompanying zoning map. There are no significant limitations of use imposed by the zoning, as it follows the original plan and is consistent with good planning concepts.

In addition to the limitations of use imposed by the zoning, portions of the property are subject to the wetland jurisdiction of the United States Corps of Engineers under their so-called "404 jurisdiction". The Corps is the permitting agency for any proposed filling of wetland areas. Determination of these areas is made by the Corps based on criteria including soil types, drainage and vegetation. Determination of wetland areas and permit processing is done on a case by case basis, with consideration given to an overall development plan. Each permit request is evaluated on its own merit. Consequently, the outcome of any such request cannot be predicted with certainty. In 1989, the Corps of Engineers made a cursory survey that indicated that most of the undeveloped areas, and many of the lots would probably be considered wetlands. Virtually all of the land sold to the Nature Conservancy was in this category, and as are some of the undeveloped areas remaining in the subject.

On the basis of historic performance, it appears likely that no significant filling of wetlands would be permitted for development purposes. General exceptions to the regulations allow individual landowners to fill small areas and to permit limited filling to provide access to high lands otherwise inaccessible. Other filling possibilities exist when offset by mitigation, but mitigation plans must be very specific, and no general assumptions can be made about their acceptability.

                    PART III - DATA ANALYSIS AND CONCLUSIONS

ANALYSIS OF HIGHEST AND BEST USE: In appraisal practice, the concept of highest and best use represents the premise upon which market value is based. Highest and best use is defined as the reasonably probable and legal use of vacant land or an improved property which is physically possible, legally permitted, financially feasible, and which is maximally productive, therefore resulting in the highest value.

An improved property's highest and best use is evaluated in two ways: as if the land were vacant and available for development to its highest and best use, and as improved. The purpose of determining the highest and best use of land as though vacant is to identify the site's potential use, which governs its value. Land is always valued as though vacant and available for its highest and best use.

The purpose of determining the highest and best use of the property as improved is to identify that use of the property that is expected to produce the greatest overall return on the capital invested, and to identify differences between the existing and optimum improvements. In general, once a property is improved, it becomes committed to a use consistent with the design of the improvements, so long as the income from such use provides a reasonable return to the value of the land as though vacant. If this is not the case, it then becomes economically feasible to raze or modify the improvements to conform to the highest and best use of the site. In the interim, it is important to identify those elements of the existing improvements that are less than optimum, so that they may be accounted for in the appraisal process.

The highest and best use of the subject property is judged to be a continuation of its former use; that is, the sale of lots and small tracts to the general public. This concept takes cognizance of the amenities afforded by the lakes, the golf course, the development program to which the property is dedicated, and the absence of any demand for a more intensive land use.

The pending sale of the country club and golf course represents its highest and best use to the ongoing development. This sale will produce a significant income, will eliminate an ongoing expense, while retaining the amenity value to the lots in section 72.

The highest and best use of the office building is as an adjunct to the on-going sales program, there being no significant current demand that would generate a value in excess of that value to the developer.

The quantity of land designated for commercial use is excess to future as well as current demands. Although the demand for this use should increase with the population, this area should be reapportioned to use the majority for residential purposes.

Although recent years have shown an increase in lot sale, the volume remains unsatisfactory, reflecting the lack of an aggressive marketing effort. Because of the low volume, the expense for even the limited marketing is disproportionately high. The unsatisfactory volume of sales in the recent past suggests that there should be a change in the marketing procedure to a more aggressive one designed to generate a higher cash flow and to dispose of more lots in a shorter time, thereby minimizing the holding costs.

Of the vacant tracts, only tracts two and three are considered to have significant value. The highest and best use of tract two is for subdivision into tracts large enough to ensure that septic tanks can be successfully used. The highest and best use of tract three is for a continued extension of section 72.

The highest and best use of tract one is for speculation, pending a demand for an expansion of the adjacent commercial use into this area. There does not appear top be any significant demand for this use , or any of the alternate uses in the foreseeable future, and this tract is considered to have only a nominal value at this time.

The highest and best use of tract four is severely limited by this combination of physical and legal restrictions, and considered to be for conservation, or passive recreation use. Either use is consistent with the location and the physical characteristics of the land. This is a speculative use, dependent upon an uncertain demand in a limited market. However, this appears to be the only probable use. The possibility of threatened or endangered species is an additional potential limitation to use.

A concept perhaps more pertinent than highest and best use for the wetland areas may be that termed "most appropriate use." This is a planning concept not directly related to the economic factors considered in highest and best use. It is defined as "the use that will promote the greatest good for the greatest number, or is in the best interest of the community as a whole." Such use is implicit in the restrictive environmental regulations that apply to the subject wetlands. Consistent with this concept, the most appropriate use would appear to be for a conservation purpose benefiting the entire community as well as the adjacent properties. As the recent sale to the Nature Conservancy suggests that they have acquired those tracts that were of interest to them, it is likely that there is no ready market for the remaining tracts. They are considered to have only a nominal vale. The best use may be to donate them to the town for park use.

It is recognized that, in all probability, an extended time period will be required for total disposition. In the absence of a demand for alternate uses, this circumstance is recognized as a diminution in value rather than a justification to change the present use.

ESTIMATE OF VALUE: The valuation process is a systematic procedure employed to provide an estimate of real property value. Information is gathered about sales and offerings of similar properties and tracts of vacant land, current cost of construction materials and labor, rental rates of similar properties, their operating expenses, and current rates of return on investments and properties. From these data, a value is developed for the land, and for the property as a whole, usually using three methods: the cost approach, the sales comparison approach, and the income capitalization approach.

In the cost approach, the land is valued as if vacant and available for development to its highest and best use, usually using the sales comparison approach. Then an estimate is made of the current replacement cost of the improvements. This cost is then adjusted to reflect depreciation, if any, present in the subject improvements resulting from physical deterioration or obsolescence. The result is added to the land value to indicate the value of the property.

In the sales comparison approach, sales and offerings of similar improved properties are analyzed and compared to the subject property. Adjustments are made for differences in such factors as time of sale, financing, location and physical characteristics. The adjusted sales prices are analyzed to indicate the value of the subject property.

In the income capitalization approach, estimates are made of the gross income that may be generated by the property, and of expenses that may be incurred in the operation. The resulting net income is then capitalized to indicate the value of the property. Capitalization is a process that calculates the present worth of an income stream, thereby indicating the investment that is justified by the anticipated return.

The indications from the three approaches are then reconciled into a final estimate of value, giving greater weight to those indications that have more application to the property type being appraised and/or the quality of the data that were available for analysis.

The subject property is best valued by the subdivision analysis method, which is a combination of the sales comparison approach and the income approach. The value of the individual lots is estimated to project an income stream that could be derived from their sale. By estimating a sales rate and expenses, an income stream is developed which is capitalized into an indicated land value.

The current inventory contains 1,295 lots, most of which are in areas where soils are not suited for septic tanks under current regulations, and many would be classified as "404 wetlands." As a result, most of the undeveloped land as well as many of the lots, including the majority of the commercial area, is now not suitable for development. Of the existing lots, some 220 are currently reported by management as being suitable for septic tanks, including 106 developed around the golf course in the early 1980's. Additionally, the area designed and zoned for commercial use would appear capable of generating an additional 50 suitable lots.

Of the undeveloped acreage, only five areas are considered to have soils suitable for future development. These are identified as follows:

1. The area fronting on the paved roads in section 72, which will produce approximately 65 lots with minimal expense;

2. The area adjacent to section 72, the expansion of which will produce approximately 185 lots; and

3. Section 14, wherein some 129 lots have been partially developed, 57 of which remain to be sold. Management expects that approximately 49 of the lots will be suitable for septic tank use, but only 15 of these are currently developed. Sales of the others will require additional development expense.

4. Land lying north of North Lake which can be developed into 5 tracts large enough to ensure septic tank use. Development would not require any significant expense.

Additional assets include the sales office, the golf course and clubhouse and the dwelling at 870 Boros Dr.

There has been no active sales program by the company for more than ten years, consequently estimates of price and disposition rates under an aggressive program are a matter of some speculation. The estimated lot sales prices utilized in the cash flow projection are based upon company sales, private resales and current listing prices in both categories.

It is considered possible that upon a reinstitution of an aggressive sales program the prices could be increased. However, this is dependent upon many factors, including the magnitude of competition, both from other nearby developments and from resales within the subject. In view of the history of the subject, and the recent trends in nearby developments, it is considered appropriate to estimate a disposition rate that is more conservative.

The accompanying table shows the sales history in the development, both of company-owned lots and resales. Sales of company lots have shown a steady increase in recent years, now averaging 50-60 lots per year at an average price of $6,000 to $7,500. However, future sales will include a higher proportion of the higher priced lots, increasing the average lot price significantly. Also, the apparent declining trend in the sale rates of competitive developments is noted. Therefore, even anticipating a more aggressive marketing program, it is not considered reasonable to expect a significantly higher sales rate.

The sale from Reeves and resales are shown in the accompanying table. The resale data was compiled from tax sources, and may have some minor errors as lots with mobile homes in place may be inadvertently included in some of the sales used for comparison. In 2000 there were 250 resales averaging $8,100 per lot. Some of the lots are of poorer quality, and some are sales of multiple lots comprising one building site. When lots less than $3,000 in price are excluded, the statistics for 2000 are 209 lots at $9,200. Most of these owners are in a position to price their lots very competitively, as the lots were acquired at lower prices many years ago, but it is also noted that the resale market contains virtually all of the lakefront lots, which have recently shown strong price increases.

The values assigned to the various categories of lots are shown on the accompanying cash flow projection. The price of the "other" lots is an average derived from the accompanying table, which shows the inventory of suitable lots and an estimate of the lot value within each section. In the cash flow projection, this category also includes the five large tracts to be developed from the area north of North Lake. The value estimates are derived from company and resale activity in the various sections and the asking prices on similar lots.

The rate of sales cannot be predicted with certainty, and is related to price and promotional effort. The rate estimated herein (excluding the two categories that follow) averages 34 lots per year, increasing from 25 in the first year to a maximum of 45, then diminishing toward the end of the disposition period. This assumes that an aggressive sales campaign could compete on an equal footing with the established resale market. This sales rate results in a disposition period of fifteen years, with average lot prices ranging from $8,000 to $15,500.

It is assumed that the 50 usable "commercial sites" could be sold during the disposition period at an average price of $7,500, although most would probably not be used for commercial purposes.

Also during this period, it is assumed that a number of those lots not suitable for building could also be disposed of, either in combination with the lots sold or to existing adjoining owners. An estimated 10 lots per year at a nominal price of $250 each is included during the disposition period. The remaining unsold lots would not justify a continuing sales program, and would probably be forfeited or donated to the town.

The market value of the subject "spec house" at #870 Boros Rd. is estimated by comparison with three recent sales and one offer in the neighborhood. These are described as follows:

1.   895 Batton Rd.                              2.  720 Barber Rd.
     Sold: November 21, 2000                         Sold: March 3, 2000
     Price: $129,000                                 Price: $128,500
     Size: 1,540 sq.ft.                              Size: 1,590 sq.ft.
     Year Built: 2000                                Year Built: 1994
     Price/sq.ft.: $83.70                            Price/sq.ft.: $80.82

3.   815 Boros Rd.                               4.  885 Boros Rd.
     Sold: April 15, 1999                            Currently offered
     Price: $138,000                                 Price: $59,900
     Size: 1,593 sq.ft.                              Size: 1,800 sq.ft.
     Year Built: 1999                                Year Built: 1997
     Price/sq.ft.: $86.63                            Price/sq.ft.: $88.83

The value of the subject house is estimated to be $82.00/sq.ft., or $135,000 (Rounded). It is anticipated that this house would be sold during the first-year of the projection period.

The sale of the golf course and clubhouse is anticipated to occur during the first year of the projection period at terms consistent with the contract and proposed deed of trust. Income is included in the cash flow projection based on these terms.

The sale of the sales office is predicted in year fifteen, at the end of the sales period. Its value at that time is obviously a matter of speculation, and while it is included at $50,000, the discounting to which this value is subject is such that a substantial change in its value would have little effect on the value estimate of the whole property.

The operating expenses are based to the degree possible on the history of the development. Until recently, however, the historic expenses have not included any significant sales or promotional activity, and must be adjusted accordingly. Advertising and promotion are estimated at 10% of gross sales, with a subsidy in the initial years to accommodate the excess promotion during the start-up period. Sales expense is estimated at 6%. Administration and overhead is estimated at 18% of lot sales, supplemented in the first three years to approximates the recent experience of the owner, when adjusted to omit those charges that are included elsewhere. These charges are a higher percentage of sale income than is typically found in similar developments due to the relatively low sale rate and the low average price of the lots sold.

Real estate taxes are based upon the anticipated assessment and rate, and change over the disposition period with the sale and/or creation of lots.

Development expenses are based upon historic costs within the subject, and from those of other similar developments. Development is assumed to be staged to provide sufficient lots to maintain an adequate sales inventory.

Financing for the property is difficult to anticipate due to the nature of the property. The financing shown in the cash flow analyses is predicated on an interest only construction type land loan of 70% of value (less the value of the golf course, which is to be sold in the first year of the projection period), with an interest rate of 11.5% applied to the average outstanding balance annually. The principal repayment is based on 125% of the original loan amount per lot sold. While these terms are considered reasonable, financing from conventional sources is uncertain due to the character of the development. Lenders report that the credit-worthiness of a borrower and the risk of a development are currently of utmost importance in the underwriting decisions. Seller financing is a possible consideration, and these terms are considered reasonable under this circumstance as well.

The yield to the equity position is estimated at 25%, which includes both the yield on invested capital and profit to the developer. This rate is difficult to estimate or to extract from available market information. It tends to vary with risk perceived by the developer, the anticipated disposition rates and the size of the equity position. This rate is within the range typically required by developers. With the assumed financing, this rate generates a total property yield of approximately 21.5%, which is also within typical limits for this type of property.

The cash flow to be anticipated from the property is shown in the accompanying table. The present value of the cash flows to the equity position, discounted at 25%, is $1,102,665. Adding the value of the 70% mortgage (less the golf course) of $560,386 generates a total indicated value of the property of $1,663,051.

RECONCILIATION AND FINAL VALUE ESTIMATE: There are no sales of similar properties known to the appraiser. The assumptions and estimates in the subdivision analysis render it less precise than would normally be desired, particularly in view of the history of the subject, which provides only limited basis for forecasting. The estimates are considered realistic, however, and are confirmed by the historic operation

Taking cognizance of the market practice of dealing in round numbers, a value of $1,650,000 is assigned.

CERTIFICATION OF APPRAISER:

I certify that, to the best of my knowledge and belief:

     the statements of fact contained in this report are true and correct.

     the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

     I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

     my compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

     my analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Uniform Standards of Professional Appraisal Practice and the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute.

     the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

     as of the date of this report, I have completed the requirements of the continuing education program of the Appraisal Institute.

     I have made a personal inspection of the property that is the subject of this report.

     Mary D. Cantwell, associate appraiser, provided assistance in the collection and analysis of data in this appraisal.

     my value conclusion as well as other opinions expressed herein are not based upon a requested minimum value, a specific value or approval of a loan.

                                              Robert C. Cantwell, MAI
                                              N.C. State-Certified General
                                              Real Estate Appraiser

                                TABLE OF CONTENTS

Summary of Salient Facts and Conclusions..............................       1
PART I - INTRODUCTION
Type of Appraisal and Report .........................................       2
Assumptions and Limiting Conditions...................................       2
Purpose, Use and Intended User of the Appraisal.......................       3
Property Rights Appraised.............................................       3
Definition of Market Value ...........................................       3
Effective Date of the Appraisal ......................................       4
Summary of Appraisal Problem .........................................       4
PART II - FACTUAL DATA
Legal Description.....................................................       5
Inspection of the Property ...........................................       5
Description of the Community..........................................       5
Description of the Neighborhood ......................................      10
Property Data - Site..................................................      11
Property Data - Improvements..........................................      15
Assessed Value and Annual Tax Load ...................................      16
History of the Development ...........................................      17
Zoning................................................................      19
PART III - DATA ANALYSIS AND CONCLUSIONS
Analysis of Highest and Best Use......................................      21
Estimate of Value ....................................................      22
Reconciliation and Final Value Estimate ..............................      27
Certification of Appraiser............................................      27

EXHIBITS AND ADDENDA
     Financial Statements
     Qualifications of Appraisers

                                February 6, 2001

Mr. William R. Dixon
General Manager
Boiling Spring Lakes

P.O. Box 2409
Boiling Spring Lakes, NC  28461

Dear Mr. Dixon:

         As a result of a careful inspection and investigation, I have formed the opinion that the market value of the property identified as the unsold portion of Boiling Spring Lakes, North Carolina, the property of Reeves Telecom Limited Partnership on December 31, 2000, was:

          * * * *ONE MILLION SIX HUNDRED FIFTY THOUSAND DOLLARS* * * *
                                  ($1,650,000)

         This estimate is substantiated in the attached report, and is subject to the assumptions and limiting conditions contained therein. This letter must remain attached to the report for the value opinion to remain valid. The report is a "Summary" report of a "Complete Appraisal" as these terms are defined in the Uniform Standards of Professional Appraisal Practice.

         I certify that I have no interest, present or prospective, in the subject property, and no interest contingent upon the value assigned.

                                              Yours very truly,



                                              Robert C. Cantwell, MAI
                                              N. C. State-Certified General
                                              Real Estate Appraiser

                                 SUMMARY OF LOT SALES

                        1992    1993    1994    1995    1996    1997    1998    1999     2000
SALES FROM REEVES
NUMBER                     3      15      46      32      50      57      53      68*      56**
AVERAGE PRICE          3,990   7,723   8,366   5,714   7,702   5,749   5,971   6,045    7,849

RESALES
NUMBER                    63      58     138     127     135     225     261     256      250
AVERAGE PRICE          6,381   6,200   5,116   5,429   5,659   5,873   6,352   7,581    8,062

RESALES ABOVE $3,000
NUMBER                    40      51      93      91     101     152     169     208      209
AVERAGE PRICE          8,785   6,724   6,489   6,692   6,950   7,819   7,879   8,781    9,227


                      * Also sold three commercial tracts for a total of $31,500

                                   ** Also sold one commercial tract for $10,000

                                INVENTORY OF LOTS

                                   # LOTS
                        ----------------------------------            ESTIMATED
            SECTION     SUITABLE        UNSUITABLE  TOTAL              PRICE
                1            2               37        39               5,000
                2            7               18        25               5,000
                3           30               12        42               5,000
                4            3              153       156               5,000
                5           10               22        32               3,500
                6            0                5         5
                7            2              122       124               3,000
                8            2               54        56               4,500
                9            2               75        77               5,000
               10            0                0         0
               11            7                4        11               7,500
               12            1                6         7               7,000
               13            0                0         0
               14           15               42        57               6,000
               15            1                0         1               6,500
               16            0                0         0
              16Y            0                0         0
               17            1              172       173               5,500
               19            0                0         0
               20            0                3         3
               21            0                1         1
               22            0                4         4
               23            0                0         0
               24            0                0         0
               25            0                0         0
               26            2                6         8              15,500
               31            1               17        18              15,000
               32            3                1         4               4,500
               72          106                4       110              15,000
              101            0              115       115
              SLE            5               59        64               3,000
               1W            0               17        17
               3W            0                0         0
               4W            0                0         0
              24W            0                0         0
              25W            0                0         0
              26W            0               20        20
              27W            0                2         2
              28W            2               25        27               2,000
              29W            1               24        25               2,500
              30W           11               33        44               2,500
              31W            1               27        28               5,000
              32W            0                0         0
              33W            0                0         0
              34W            0                0         0
              35W            0                0         0
              36W            0                0         0
              37W            0                0         0
              38W            0                0         0
              39W            0                0         0
                        ----------------------------------
            Total          215            1,080     1,295

                              BOILING SPRING LAKES
                        SUBDIVISION DEVELOPMENT CASH FLOW

                                           YEAR                YEAR                YEAR                YEAR                YEAR
SECTION 72                                     1                   2                   3                   4                   5
BEGINNING BAL                                106                  91                  71                  51                  26
NO. ADDED                                      0                   0                   0                   0                  50
NO. SALES                                     15                  20                  20                  25                  25
ENDING BALANCE                                91                  71                  51                  26                  51
CUMULATIVE SOLD                               15                  35                  55                  80                 105
% SOLD                                         4%                 10%                 15%                 22%                 29%
PRICE                                     15,000              15,300              15,606              15,918              16,236
SALES INCOME                             225,000             306,000             312,120             397,950             405,900
OTHER LOTS

BEGINNING BAL                                 99                  94                  89                  84                  79
NO. ADDED                                      0                   0                   0                   0                   0
NO. SALES                                      5                   5                   5                   5                   5
ENDING BALANCE                                94                  89                  84                  79                  74
CUMULATIVE SOLD                                5                  10                  15                  20                  25
% SOLD                                         5%                 10%                 15%                 20%                 25%
PRICE                                      5,000               5,100               5,202               5,306               5,412
SALES INCOME                              25,000              25,500              26,010              26,530              27,060
SECTION 14

BEGINNING BAL                                 15                  10                  39                  34                  29
NO. ADDED                                      0                  34                   0                   0                   0
NO. SALES                                      5                   5                   5                   5                   5
ENDING BALANCE                                10                  39                  34                  29                  24
CUMULATIVE SOLD                                5                  10                  15                  20                  25
% SOLD                                        10%                 20%                 31%                 41%                 51%
PRICE                                      6,000               6,120               6,242               6,367               6,494
SALES INCOME                              30,000              30,600              31,210              31,835              32,470
COMMERCIAL LOTS

BEGINNING BAL                                 50                  47                  44                  41                  38
NO. ADDED                                      0                   0                   0                   0                   0
NO. SALES                                      3                   3                   3                   3                   3
ENDING BALANCE                                47                  44                  41                  38                  35
CUMULATIVE SOLD                                3                   6                   9                  12                  15
% SOLD                                         6%                 12%                 18%                 24%                 30%
PRICE                                      7,500               7,650               7,803               7,959               8,118
SALES INCOME                              22,500              22,950              23,409              23,877              24,354
UNSUITABLE LOTS

BEGINNING BAL                              1,080               1,070               1,060               1,050               1,040
NO. ADDED                                      0                   0                   0                   0                   0
NO. SALES                                     10                  10                  10                  10                  10
ENDING BALANCE                             1,070               1,060               1,050               1,040               1,030
CUMULATIVE SOLD                               10                  20                  30                  40                  50
% SOLD                                         0%                  1%                  1%                  1%                  2%
PRICE                                        250                 250                 250                 250                 250
SALES INCOME                               2,500               2,500               2,500               2,500               2,500
TOT LOT SALES                            305,000             387,550             395,249             482,692             492,284
TOTAL LOTS

BEGINNING BAL                              1,350               1,312               1,303               1,260               1,212
TOTAL ADDED                                    0                  34                   0                   0                  50
TOTAL SALES                                   38                  43                  43                  48                  48
TOTAL END BAL                              1,312               1,303               1,260               1,212               1,214
CUM. SOLD                                     38                  81                 124                 172                 220
CUM. % SOLD                                    6%                 12%                 18%                 25%                 32%
SPEC HOUSE/OFFICE/GOLF COURSE

SPEC HOUSE                               135,000                   0                   0                   0                   0
OFFICE                                         0                   0                   0                   0                   0
GOLF COURSE                              223,100              79,700              79,700             677,600                   0

TOTAL SALES                              663,100             467,250             474,949           1,160,292             492,284
SALES EXPENSE                             26,400              23,253              23,715              28,962              29,537
                                ----------------------------------------------------------------------------------------------------
NET SALES INCOME                         636,700             443,997             451,234           1,131,330             462,747

EXPENSES:                                                      1,912
DEVELOPMENT                                    0              65,000                   0                   0              50,000
MARKETING                                 50,000              50,000              50,000              48,269              49,228
ADMIN/O.H                                104,900              99,759              91,145              86,885              88,611
R.E. TAX                                  22,000              19,000              21,000              17,000              15,000
                                ----------------------------------------------------------------------------------------------------
TOTAL EXPENSE                            176,900             233,759             162,145             152,154             202,840
                                ----------------------------------------------------------------------------------------------------
NET INCOME                               459,800             210,238             289,089             979,176             259,907

MORTGAGE:

BEGINNING BAL                            560,386             433,201             391,669             349,312             297,584
PRINCIPAL                                127,185              41,532              42,357              51,728              52,756
INTEREST                                  57,131              47,430              42,606              37,197              31,189
ENDING BAL                               433,201             391,669             349,312             297,584             244,828
DEBT SERVICE                             184,316              88,962              84,963              88,925              83,945
                                ----------------------------------------------------------------------------------------------------
CASH FLOW                                275,484             121,276             204,126             890,251             175,962

    PRESENT VALUE OF CASH FLOW
    DISCOUNTED AT 25%:                 1,102,665
    ADD MORTGAGE:                        560,386
                                      ----------
    TOTAL VALUE                        1,663,051

                                           YEAR                YEAR                YEAR                YEAR                YEAR
SECTION 72                                     6                   7                   8                   9                  10
BEGINNING BAL                                 51                  26                  51                  71                  41
NO. ADDED                                      0                  50                  50                   0                  50
NO. SALES                                     25                  25                  30                  30                  30
ENDING BALANCE                                26                  51                  71                  41                  61
CUMULATIVE SOLD                              130                 155                 185                 215                 245
% SOLD                                        37%                 44%                 52%                 60%                 69%
PRICE                                     16,561              16,892              17,230              17,575              17,927
SALES INCOME                             414,025             422,300             516,900             527,250             537,810
OTHER LOTS

BEGINNING BAL                                 74                  64                  54                  44                  34
NO. ADDED                                      0                   0                   0                   0                   0
NO. SALES                                     10                  10                  10                  10                  10
ENDING BALANCE                                64                  54                  44                  34                  24
CUMULATIVE SOLD                               35                  45                  55                  65                  75
% SOLD                                        35%                 45%                 56%                 66%                 76%
PRICE                                      5,520               5,630               5,743               5,858               5,975
SALES INCOME                              55,200              56,300              57,430              58,580              59,750
SECTION 14

BEGINNING BAL                                 24                  19                  14                   9                   4
NO. ADDED                                      0                   0                   0                   0                   0
NO. SALES                                      5                   5                   5                   5                   4
ENDING BALANCE                                19                  14                   9                   4                   0
CUMULATIVE SOLD                               30                  35                  40                  45                  49
% SOLD                                        61%                 71%                 82%                 92%                100%
PRICE                                      6,624               6,756               6,891               7,029               7,170
SALES INCOME                              33,120              33,780              34,455              35,145              28,680
COMMERCIAL LOTS

BEGINNING BAL                                 35                  32                  29                  26                  22
NO. ADDED                                      0                   0                   0                   0                   0
NO. SALES                                      3                   3                   3                   4                   4
ENDING BALANCE                                32                  29                  26                  22                  18
CUMULATIVE SOLD                               18                  21                  24                  28                  32
% SOLD                                        36%                 42%                 48%                 56%                 64%
PRICE                                      8,280               8,446               8,615               8,787               8,963
SALES INCOME                              24,840              25,338              25,845              35,148              35,852
UNSUITABLE LOTS

BEGINNING BAL                              1,030               1,020               1,010               1,000                 990
NO. ADDED                                      0                   0                   0                   0                   0
NO. SALES                                     10                  10                  10                  10                  10
ENDING BALANCE                             1,020               1,010               1,000                 990                 980
CUMULATIVE SOLD                               60                  70                  80                  90                 100
% SOLD                                         2%                  2%                  3%                  3%                  3%
PRICE                                        250                 250                 250                 250                 250
SALES INCOME                               2,500               2,500               2,500               2,500               2,500
TOT LOT SALES                            529,685             540,218             637,130             658,623             664,592
TOTAL LOTS

BEGINNING BAL                              1,214               1,161               1,158               1,150               1,091
TOTAL ADDED                                    0                  50                  50                   0                  50
TOTAL SALES                                   53                  53                  58                  59                  58
TOTAL END BAL                              1,161               1,158               1,150               1,091               1,083
CUM. SOLD                                    273                 326                 384                 443                 501
CUM. % SOLD                                   40%                 48%                 56%                 65%                 73%
SPEC HOUSE/OFFICE/GOLF COURSE

SPEC HOUSE                                     0                   0                   0                   0                   0
OFFICE                                         0                   0                   0                   0                   0
GOLF COURSE                                    0                   0                   0                   0                   0

TOTAL SALES                              529,685             540,218             637,130             658,623             664,592
SALES EXPENSE                             31,781              32,413              38,228              39,517              39,876
                                ----------------------------------------------------------------------------------------------------
NET SALES INCOME                         497,904             507,805             598,902             619,106             624,716

EXPENSES:

DEVELOPMENT                                    0             160,000             160,000                   0             180,000
MARKETING                                 52,969              54,022              63,713              65,862              66,459
ADMIN/O.H                                 95,343              97,239             114,683             118,552             119,627
R.E. TAX                                  17,000              15,000              10,000               6,000               2,000
                                ----------------------------------------------------------------------------------------------------
TOTAL EXPENSE                            165,312             326,261             348,396             190,414             368,086
                                ----------------------------------------------------------------------------------------------------
NET INCOME                               332,592             181,544             250,506             428,692             256,630

MORTGAGE:

BEGINNING BAL                            244,828             188,064             130,172              61,894                   0
PRINCIPAL                                 56,764              57,892              68,278              61,894                   0
INTEREST                                  24,891              18,299              11,044               3,559                   0
ENDING BAL                               188,064             130,172              61,894                   0                   0
DEBT SERVICE                              81,655              76,191              79,322              65,453                   0
                                ----------------------------------------------------------------------------------------------------
CASH FLOW                                250,937             105,353             171,184             363,239             256,630


                                           YEAR                YEAR                YEAR                YEAR                YEAR
SECTION 72                                    11                  12                  13                  14                  15
BEGINNING BAL                                 61                  81                  56                  31                  11
NO. ADDED                                     50                   0                   0                   0                   0
NO. SALES                                     30                  25                  25                  20                  11
ENDING BALANCE                                81                  56                  31                  11                   0
CUMULATIVE SOLD                              275                 300                 325                 345                 356
% SOLD                                        77%                 84%                 91%                 97%                100%
PRICE                                     18,286              18,652              19,025              19,406              19,794
SALES INCOME                             548,580             466,300             475,625             388,120             217,734
OTHER LOTS

BEGINNING BAL                                 24                  19                  14                   9                   4
NO. ADDED                                      0                   0                   0                   0                   0
NO. SALES                                      5                   5                   5                   5                   4
ENDING BALANCE                                19                  14                   9                   4                   0
CUMULATIVE SOLD                               80                  85                  90                  95                  99
% SOLD                                        81%                 86%                 91%                 96%                100%
PRICE                                      6,095               6,217               6,341               6,468               6,597
SALES INCOME                              30,475              31,085              31,705              32,340              26,388
SECTION 14

BEGINNING BAL                                  0                   0                   0                   0                   0
NO. ADDED                                      0                   0                   0                   0                   0
NO. SALES                                      0                   0                   0                   0                   0
ENDING BALANCE                                 0                   0                   0                   0                   0
CUMULATIVE SOLD                               49                  49                  49                  49                  49
% SOLD                                       100%                100%                100%                100%                100%
PRICE                                      7,313               7,459               7,608               7,760               7,915
SALES INCOME                                   0                   0                   0                   0                   0
COMMERCIAL LOTS

BEGINNING BAL                                 18                  14                  10                   6                   2
NO. ADDED                                      0                   0                   0                   0                   0
NO. SALES                                      4                   4                   4                   4                   2
ENDING BALANCE                                14                  10                   6                   2                   0
CUMULATIVE SOLD                               36                  40                  44                  48                  50
% SOLD                                        72%                 80%                 88%                 96%                100%
PRICE                                      9,142               9,325               9,512               9,702               9,896
SALES INCOME                              36,568              37,300              38,048              38,808              19,792
UNSUITABLE LOTS

BEGINNING BAL                                980                 970                 960                 950                 950
NO. ADDED                                      0                   0                   0                   0                   0
NO. SALES                                     10                  10                  10                   0                   0
ENDING BALANCE                               970                 960                 950                 950                 950
CUMULATIVE SOLD                              110                 120                 130                 130                 130
% SOLD                                         4%                  4%                  4%                  4%                  4%
PRICE                                        250                 250                 250                 250                 250
SALES INCOME                               2,500               2,500               2,500                   0                   0
TOT LOT SALES                            618,123             537,185             547,878             459,268             263,914
TOTAL LOTS

BEGINNING BAL                              1,083               1,084               1,040                 996                 967
TOTAL ADDED                                   50                   0                   0                   0                   0
TOTAL SALES                                   49                  44                  44                  29                  17
TOTAL END BAL                              1,084               1,040                 996                 967                 950
CUM. SOLD                                    550                 594                 638                 667                 684
CUM. % SOLD                                   80%                 87%                 93%                 98%                100%
SPEC HOUSE/OFFICE/GOLF COURSE

SPEC HOUSE                                     0                   0                   0                   0                   0
OFFICE                                         0                   0                   0                   0              50,000
GOLF COURSE                                    0                   0                   0                   0                   0

TOTAL SALES                              618,123             537,185             547,878             459,268             313,914
SALES EXPENSE                             37,087              32,231              32,873              27,556              18,835
                                ----------------------------------------------------------------------------------------------------
NET SALES INCOME                         581,036             504,954             515,005             431,712             295,079

EXPENSES:

DEVELOPMENT                              180,000                   0                   0                   0                   0
MARKETING                                 61,812              53,719              54,788              45,927              26,391
ADMIN/O.H                                111,262              96,693              98,618              82,668              47,505
R.E. TAX                                                                                                                       0
                                ----------------------------------------------------------------------------------------------------
TOTAL EXPENSE                            353,074             150,412             153,406             128,595              73,896
                                ----------------------------------------------------------------------------------------------------
NET INCOME                               227,962             354,542             361,599             303,117             221,183

MORTGAGE:

BEGINNING BAL                                  0                   0                   0                   0                   0
PRINCIPAL                                      0                   0                   0                   0                   0
INTEREST                                       0                   0                   0                   0                   0
ENDING BAL                                     0                   0                   0                   0                   0
DEBT SERVICE                                   0                   0                   0                   0                   0
                                ----------------------------------------------------------------------------------------------------
CASH FLOW                                227,962             354,542             361,599             303,117             221,183